ZIV INVESTMENT COMPANY, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

DECEMBER 31, 2025

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18119

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Ziv Investment Company, LLC.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__141 W Jackson Blvd, Suite 2095__
             (No. and Street)

__Chicago__	__Illinois__	__60604__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Pamela Lambert__	__(312) 427-7208__	plambert@zivinvestment.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing[*]

__Ryan & Juraska LLP__
(Name – if individual, state last, first, and middle name)

__141 W Jackson Blvd, Suite 2250__	__Chicago__	__Illinois__	__60604__
(Address)	(City)	(State)	(Zip Code)

__March 24, 2009__	__3407__
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

[*] Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Ziv, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ziv Investment Company, LLC as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, office, director, or equivalent person, as case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature _____

President _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Ziv Investment Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ziv Investment Company LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ziv Investment Company LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ziv Investment Company LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ziv Investment Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as the Company's auditor since 2015.
Chicago, Illinois
March 16, 2026

ZIV INVESTMENT COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	208,732
Receivables from Broker/Dealer and Clearing Organizations	705,464
Securities Owned, at Fair Value	3,606,909
Right of Use Asset	75,840
Other Assets	34,072
TOTAL ASSETS	4,631,017

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Bank Loan Payable	1,120,000
Payable to Noncustomers	3,017
Payable to Broker/Dealer and Clearing Organizations	5,249
Payable to Customers	726,142
Lease Liability	75,840
Accounts Payable	47,992
TOTAL LIABILITIES	1,978,240

MEMBER'S EQUITY

Total Member's Equity	2,652,777
TOTAL LIABILITIES AND MEMBER'S EQUITY	4,631,017

Note: The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Ziv Investment Company (the "Company") was incorporated under the laws of the state of Delaware on October 29, 1969. On December 22 of 2025, the Company changed it's corporate structure from an S-Corp to a Limited Liability Company('LLC'). The Company is registered as a broker/dealer and investment advisor with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA) and the Depository Trust Clearing Corporation. The Company's primary activity is equity and options brokerage.

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States or U.S. GAAP. The Accounting Standards Codification or ASC, established by the Financial Accounting Standards Board, or FASB is the source of all authoritative U.S. GAAP to be applied by non-governmental entities.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses from customer securities transactions are reported on a settlement date basis. Management has concluded there is no material difference between the settlement date and trade date basis.

Securities Owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash. At December 31, 2025 the Company's cash deposits did not exceeded federally insured limits.

Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal

ZIV INVESTMENT COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities. U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Government Securities are generally categorized in Level 1 of fair value hierarchy.

Exchange Traded Equity Securities. Exchange Traded Equity Securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

U.S. Treasury securities listed below are not considered cash equivalents. At December 31, 2025, the Company held no Level 2 or Level 3 investments.

Description	Securities Owned	Securities Sold not yet Purchased
U. S. Treasuries	$593,148	$0
Equity Securities	$3,013,761	$0
Totals	$3,606,909	$0

No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. All other items in the above table are considered Level 1 assets and have been recorded at their fair market value.

NOTE 3 - PAYABLE TO CUSTOMERS

Payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivable from customers, when applicable. As of December 31, 2025 there were no receivables from customers.

ZIV INVESTMENT COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

NOTE 4 -INCOME TAXES

The Company is organized in the State of Delaware as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation of tax provisions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations has had no material impact on its financial statement.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities ad Exchange Commission Uniform Net Capital Rule (Rule 15c3- l), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day. The Company had net capital and a net capital requirement of $2,139,977 and $250,000, respectively at December 31, 2025.

NOTE 6 - LEASE COMMITMENT

The Company conducts operations in one leased facility under a non-cancellable lease in Chicago, Illinois that expired on April 30'" of 2025 and was renewed. The Wilmington, DE office was closed as of December 31, 2025. The Delaware office lease was assigned as of December 31, 2025. The Company is liable for lease payments in the event of an assignee default.

The Company's future annual rental commitments for the office facility as of December 31, 2025,
are as follows:

Year-Ending December 31:	Amount
2026	$54,923
2027	$18,487
TOTAL	$73,410

NOTE 6 (continued)

ASC 842, Leases, requires the recognition of the right of use assets and lease liabilities to reflect the discounted net present value of the future annual rent commitments and related right of use benefit on the statement of financial condition.

The Company recorded a right of use asset and lease liability in its financial statements. As of December 31st, 2025, the Company had right of use asset and lease liability of $75,840 and $75,840, respectively.

The Company recognizes leases in accordance with FASB ASC 842. The components of lease cost for the year ended December 31, 2025, are lease cost $78,532. The weighted average remaining lease term for operating leases is 1.34 years. The weighted average discount rate for the operating lease is
7.75%.

NOTE 7 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $190,980, which has been segregated in a special reserve bank account for the benefit of customers, under Rule 15c3-3 of the Securities and Exchange Commission. Included in securities owned are U.S. Treasury securities with a market value of $593,148 which also have been segregated in a special reserve bank custodial account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8 - LINE OF CREDIT

The Company has a line of credit with a bank which it utilizes from time to time for liquidity purposes. The line of credit bears interest at 6.50% at December 31, 2025 and is collateralized by securities owned by the Company. The outstanding balance at December 31, 2025 was $1,120,000. The Company had $68,249, which is included in interest expense, and owed interest of $5,868 which is included in Accounts Payable on the Statement of Financial Condition, for the year-ended December 31, 2025.

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In May 2012, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) with an initial three-year term, whereby the Company forwards (introduces) certain customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to the terms of the agreement, the Company is required to maintain a deposit of $50,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party with 90 days prior written notification. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale, and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The maximum potential amount of future payments that the Company could be required to make under these provisions cannot be estimated. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. However, the Company believes that it is unlikely it will have to make material payments under these provisions and has not recorded a contingent liability in the financial statements.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments consist primarily of exchange-traded options. These derivative financial instruments are used to meet the needs of the customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk.

Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. As a writer of options, the Company or its customers receive a premium in exchange for giving the counterparty the right to buy or sell the underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the un-realized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign currency exchange rates.

In addition, the Company may sell securities that it does not currently own (short sales) and would therefore be obligated to purchase such securities at a future date.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities transactions (those not introduced to its Clearing Broker/dealers, as described in Note 09) are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In the event the customers fail to satisfy their contractual commitments, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 11 - SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through March 16, 2026, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements, other than the following: The Company has entered into an equity interest purchase agreement as of March 2, 2026.

NOTE 12 - REVENUE RECOGNITION

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers*. That guidance was amended to require public business entities to recognize revenue to depict the transfer

of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2017. The Company's management believes the impact of the amendment to Topic 606 has no material impact on its financial statements.

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time; how to allocate transaction price where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the trade settles at the clearing corporation). The Company believes that the performance obligation is established on the settlement date because that is when the obligation is fixed to both parties, the pricing is agreed upon, the risks and rewards of ownership of the securities have been transferred to/from the customer and the transactions have settled. There were no material differences between the application of settlement date versus trade date on the Company's assets or obligations at December 31, 2025.

NOTE 13 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from Broker-Dealers and Clearing Organizations consists of commissions receivable of $30,604 and cash deposits with broker-dealers of $301,431 and cash deposits with clearing organizations of $373,429.

NOTE 14 – FINANCIAL INSTRUMENTS – CREDIT LOSSES

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Loses (Topic 326): Measurement of Credit Loses on Financial Instruments (ASU 2013-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit loss model. The standard is effective for the Company for the fiscal year beginning January 1, 2020. The standard did not have a material impact on the Company's financial statements. The Company had no allowance at December 31, 2025.

NOTE 15 - ASC280

the Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory services. The Company has identified its' President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

Note 16: Related Party Transactions

Peter Ziv is the sole owner of ZivCo Holdings, which is the parent company of Ziv Investment Company LLC. The payable to noncustomers represents an account of Peter Ziv.

Note 17: Employee Retention Credit

During Covid, the Copmany applied for Federal funds from the Employee Retention Program. Funds received from this were recognized as income.

Ziv Investment Company LLC
Annual Report of
Compliance and Internal Control over Compliance
Pursuant to SEC Rule 17a-5(d)(3)

Ziv Investment Company LLC's Compliance Report

Ziv Investment Company LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1)   The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5, with the exception noted below.

(2)   The Company's Internal Control over Compliance was not effective during the most recent fiscal year ended December 31, 2025, due to the following material weakness: The Company had ineffective management review control over 15c3-1 for the period January 1, 2025 through December 31, 2025. The Company has taken steps to remediate this material weakness in January, 2026.

(3)   The Company's Internal Control over Compliance was not effective during the most recent fiscal year ended December 31, 2025, due to the material weakness identified above. The Company has taken steps to remediate this material weakness in January, 2026.

(4)   The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025; and

(5)   The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Ziv Investment Company LLC

I, Peter Ziv, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By:

Title: President

March 16, 2026